April 16, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter, dated April 3, 2013, to inform you we plan to provide a written response to the comments included in your letter by April 23, 2013.

The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ GEORGE E. MCHENRY

George E. McHenry
Executive Vice President and Chief Financial Officer